Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Liberty PlugIns, Inc.
1482 East Valley Rd, Ste 329
Santa Barbara, CA 93108
www.libertyaccesstechnologies.com

Up to $1,820,000.00 in Common Stock at $0.40
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Liberty PlugIns, Inc.
Address: 1482 East Valley Rd, Ste 329, Santa Barbara, CA 93108
State of Incorporation: DE
Date Incorporated: September 15, 2009

Terms:

Equity

Offering Minimum: $10,000.00 | 25,000 shares of Common Stock
Offering Maximum: $1,820,000.00 | 4,550,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.40
Minimum Investment Amount (per investor): $300.00

We plan to offer the following perks in bonus shares:

Invest $1,000 within the first six weeks and receive 10% bonus.

Invest $2,000 within the first six weeks and receive 15% bonus.

Invest $5,000 within the first six weeks and receive 25% bonus.

Invest $10,000 within the first six weeks and receive 30% bonus.

Invest $25,000 within the first six weeks and receive 40% bonus.

Invest $50,000 within the first six weeks and receive 50% bonus.

Invest $100,000 within the first six weeks and receive 60% bonus.

Invest $1,000 after first six weeks and receive 5% bonus.

Invest $2,000 after first six weeks and receive 10% bonus.

Invest $5,000 after first six weeks and receive 20% bonus.

Invest $10,000 after first six weeks and receive 25% bonus.

Invest $25,000 after the six weeks and receive 30% bonus.

Invest $50,000 after the six weeks and receive 40% bonus.

Invest $100,000 after the first six weeks and receive 50% bonus.

Of the 48,002,720 total fully diluted shares, 6,275,000 are unconverted options, and 6,846,173 are unconverted warrants.

**All perks occur after the offering is completed."*

The Company and its Business

Company Overview

Liberty is a technology company that focuses on access control and authentication. We develop firmware and software for EV charging systems serving workplace, multi-tenant dwellings and fleets.

Liberty has formed a new 90% owned subsidiary called Liberty Health Technologies, Inc. (LHT). We are developing hardware and software for our first product, "myTempie" tm. This product combines secure, individual facial recognition authentication with non-contact skin temperature screening for access control. This will allow schools, offices and businesses to verify people are fever free before they arrive.

Competitors and Industry

Our main competitors in EV charging are ChargePoint, Greenlots, EV Connect, eMotorwerks, and SemaConnect who are focused primarily on public charging. Liberty is focused on workplace, Multi-Tenant Dwelling and fleet charging.

Our new innovative, product, "myTempie" tm has no direct competitors that we know of. "myTempie" tm is tied to a smartphone app and allows at home temperature verification as opposed to on site temperature screening by a hand held sensor or thermal camera.

Current Stage and Roadmap

Liberty is a growing, medium stage company. Liberty has an established base in EV charging access control and currently manages over 1,750 EV chargers.

Our new LHT subsidiary is developing its new non-contact skin temperature and authentication application and device. We are hoping to leverage our relationship with a leading physical access control company to integtrate our product with their existing systems and market it to offices, schools and businesses.

The Team

Officers and Directors

Name: Chris Outwater

Chris Outwater's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO
  Dates of Service: September 15, 2009 - Present
  Responsibilities: Developed the original strategic plan and products for the company. Continues to invent new technology. Overall management and operations oversight. Identifying new markets and partnership opportunities to grow the company. Mr. Outwater's annual salary is $60,000 plus a 5% sales commission. He received no equity compensation in 2018, but is eligible to receive company stock options when awarded by the board of directors.

- **Position:** Director
  Dates of Service: January 15, 2016 - Present
  Responsibilities: Board member. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

- **Position:** CEO
  Dates of Service: June 12, 2020 - Present
  Responsibilities: CEO of Liberty Health Technologies, Inc.

Name: Michael M. Keane

Michael M. Keane's current primary role is with StratagoCorp. Michael M. Keane currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: June 15, 2015 - Present
  Responsibilities: Manage web services, database, and software development. Mr. Keane is compensated as an independent contractor and his compensation was approximately $48,000 in 2018. He received no equity compensation in 2018, but is eligible to receive company stock options when awarded by the board of directors.

Other business experience in the past three years:

- **Employer:** StratagoCorp
  Title: Founder
  Dates of Service: June 15, 2012 - Present
  Responsibilities: CEO

Name: Richard G. Mckee, Jr.

Richard G. Mckee, Jr.'s current primary role is with Dynamic Investment Group, Inc.. Richard G. Mckee, Jr. currently services 10 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Chairman of Board
  Dates of Service: June 15, 2017 - Present
  Responsibilities: Works closely with the CEO. Helps develop corporate strategy and planning. Works with the other board members to protect the interests of the shareholders. Mr. Mckee received no cash or equity compensation in 2018, but is eligible to receive company stock options when awarded by the compensation committee.

Other business experience in the past three years:

- **Employer:** Dynamic Investment Group, Inc.
  Title: CEO
  Dates of Service: January 01, 1998 - Present
  Responsibilities: Stock analysis, consulting and portfolio management.

Name: Herman Morton Leibowitz

Herman Morton Leibowitz's current primary role is with Waste Heat Solutions. Herman Morton Leibowitz currently services 2 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 05, 2017 - Present
  Responsibilities: Board members provide oversight and protect the interest of the shareholders. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

Other business experience in the past three years:

- **Employer:** Waste Heat Solutions
  Title: Founder
  Dates of Service: January 15, 2000 - Present
  Responsibilities: Waste heat and thermodynamics engineer

Name: Timothy A. Hylas

Timothy A. Hylas's current primary role is with Lewis and Hylas LLC. Timothy A. Hylas currently services 8 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Company accounting and finances and creating financial reports for the company. Mr. Hylas received $18,000 in compensation in 2018. He received no equity compensation in 2018, but is eligible for company stock options when awarded by the board of directors.

Other business experience in the past three years:

- **Employer:** Lewis and Hylas LLC
  Title: Manager
  Dates of Service: January 01, 2002 - Present
  Responsibilities: Manages the company

Name: Richard (Rick) Davis

Richard (Rick) Davis's current primary role is with PowerVerde Inc.. Richard (Rick) Davis currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 10, 2020 - Present
  Responsibilities: Board of Directors. Rick Davis receives zero salary compensation for his role as director.

Other business experience in the past three years:

- **Employer:** PowerVerde Inc.
  Title: Chief Executive Officer, Director
  Dates of Service: November 06, 2011 - Present
  Responsibilities: Corporate Finance, Structure Equity, finance deals including private and public companies. Merge or sell. CEO of waste heat-to-energy company, PowerVerde.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the electric vehicle charging industry. However, that may never

happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that any proposed product may never become an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the development stage and have only manufactured two products. Delays or cost overruns in the development of our new smart gateway and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to fulfill its plans, in which case it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds". Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of

that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's assets is its intellectual property. The Company owns eleven granted US patents, one registered trademark, unregistered copyrights on software, seven Internet domain names, and an undisclosed number of trade secrets. We believe a valuable component of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one valuable component of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other

mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the California Public Utility Commission, California Air Resources Board, California Air Quality Management Districts, California Energy Commission and other relevant government entities and their regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, network communications, cloud services, installation, and maintenance. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-connected platform, our business may be vulnerable to hackers who may access the command and control mechanism or data that we use to manage EV charging and other services, such as billing. Further, any significant disruption in service on our computer systems could reduce the attractiveness of the platform and result in a loss of companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our services. Any disruptions of services or cyber-attacks either on our technology provider or on Liberty PlugIns could harm our reputation and materially negatively impact our financial condition and business.

The cost of enforcing our patents could prevent us from enforcing them
One of the Company's assets is its patents. The Company owns eleven granted US patents. Due to the value, competitors may misappropriate or violate the rights owned by the Company. Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Liberty Risk Factors
General Risks Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the

information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the electric vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Funds Risks If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties We are currently in the development stage for our next generation products and have only started to manufacture a prototype. Delays or cost overruns in the development and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Security Rights Risks Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying voting stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to fulfill its plans, in which case it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if we cannot raise the funds on commercially reasonable terms, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. Market Competition and Operating History Risks Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history, and we have not yet generated any profits The Company was formed in 2009 and has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. If you are investing in this Company, it's because you think that our EV infrastructure solution is a good idea, that the team will be able to successfully market and sell our products and services, that we can price them right and sell enough so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Intellectual Property Risks We have existing patents and other intellectual property that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns a number of patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value of our IP, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We rely on combinations of IP protection methods. We rely primarily on a combination of trade secrets, patents, copyright and trademark laws, and confidentiality procedures to protect our proprietary technology, which is our principal asset. Our ability to compete effectively will depend to a large extent on our success in protecting our proprietary technology, both in the United States and abroad, including our issued U.S. patents: 7,984,852 8,111,043 8,511,539 8,622,289 8,749,199 8,812,353 9,652,721 and our pending patent applications: 14/436,753 15/468,585 15/582,470 There can be no assurance that (i) any patent that we apply for or, (ii) any patents issued, will not be challenged, invalidated, infringed, or circumvented, (iii) we will have the financial resources to enforce our patents, or (iv) the patent rights granted will provide any competitive advantage. We could incur substantial costs in defending any patent infringement suits or in asserting our patent rights, including those granted by third parties, and we might not be able to afford such expenditures. Miscellaneous Risks The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the California Air Resources Board, California Public Utility Commission, California's Air Quality Management District and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, network communication, cloud services, installation, and maintenance. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-connected platform, our business may be vulnerable to hackers who may access the command and control mechanisms or data we use to manage EV charging and other services, such as billing. Further, any significant disruption in service on COMPANY NAME or in its computer systems could reduce the attractiveness of the platform and result in a loss of companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our technology. Any COMPANY NAME could harm our reputation and materially negatively impact our financial condition and business. The reduction, elimination or unavailability of current or contemplated government incentives may force our business plan to be changed and may materially adversely affect our business. Our business plan relies to a significant extent on the availability of substantial federal, state and local governmental incentives for the development, production and purchase of electric vehicles and EV charging and billing systems. These incentives include, among others, tax deductions, tax credits, rebates, accelerated depreciation and government loans, grants and other subsidies. There can be no assurance that some or all of the current or future incentives will not be substantially reduced or eliminated, nor can there be any assurance that any currently proposed incentives will actually take effect. Similarly, there can be no assurance that we will ever receive any government loans, grants or other subsidies.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

New Subsidiary and planned new product

We are creating a new subsidiary and spending development funds on a new planned product, our "myTempie" app and device for health authentication and access control. There is no guarantee that our development project will be successful and that a sufficient market and sales will exist to allow us to make a profit.

Custom Risk Factor: Have not generated profits.

Liberty PlugIns was formed on September 15, 2009. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Liberty has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Custom Risk Factor: Limited Revenue

Liberty was formed on September 15, 2009. Our current and proposed operations are subject to all business risks associated with enterprises. If you are investing in this company, it’s because you think that our EV infrastructure solution is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell enough so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
None	1	Common Stock	1.0

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,550,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 48,002,720 outstanding.

Voting Rights

Common share voting rights. one share, one vote.

Material Rights

On a fully diluted basis we have 48,002,720 shares of common stock outstanding. Of those 48,002,720 shares, 6,275,000 are unconverted options and 6,846,173 are unconverted warrants.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The authorized, preferred shares are currently blank check and rights, preferences, privileges, and restrictions, etc., may be designated at the discretion of the board upon some future date.

What it means to be a minority holder

As a minority holder of Common Stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 400,000
  Use of proceeds: new product development and general corp purposes
  Date: January 31, 2017

Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 200,000
  Use of proceeds: general corporate purposes
  Date: November 09, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $225,000.00
  Number of Securities Sold: 900,000
  Use of proceeds: general corporate purposes
  Date: March 23, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: general corp purposes
  Date: December 23, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $68,694.00
  Number of Securities Sold: 251,444
  Use of proceeds: General corporate purposes
  Date: December 31, 2019
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $930,728.00
  Number of Securities Sold: 2,528,102
  Use of proceeds: General corporate purposes, marketing and R&D.
  Date: December 31, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The following discussion is based on our audited operating data.

Financial Statements

Our financial statements for the years ending December 31, 2020 and 2019 can be found in the financial statement section of the offering materials.

Financial condition

Liberty PlugIns, Inc., DBA Liberty Access Technologies, generates revenue by selling electric vehicle charging infrastructure equipment, access control systems and services in the United States and Canada. U.S. sales have historically represented over 90% of the Company's annual sales. The Company's cost of sales include payments to a contract manufacturer for assembling hardware that is used in the control system. Other recurring costs are cellular network fees and cloud server fees that are part of Liberty's charging network services.

Results of operations

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $875,991, up 4.08% compared to fiscal year 2019 revenue of $840,951. We believe the increase is due to greater demand for electric vehicles across the US, but mostly in our primary markets in California and New Jersey and Arizona. We believe that U.S. EV sales will continue to expand, allowing us to demonstrate success with our Hydra charging product.

Cost of sales

Cost of sales in 2020 was $564,196 an increase of approximately $182,000, from cost of sales of $381,849 in fiscal year 2019. This change was largely due to an increase in sales resulting in an increase in component parts and software upgrades needed.

Gross Margins

2020 gross profit decreased by $147,307 over 2019 gross profit and gross margins as a percentage of revenues decreased slightly from 53.9% in 2019 to 36.3% in 2020. This performance was caused primarily by a general increase in Hydra sales, but a decrease in contract revenue and higher software maintenance costs.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents and research and development expenses. Expenses in 2020 increased by $171,227 from 2019.

Approximately $160,000 of this increase was due to increased marketing and product development expenses.

Recent offerings of securities

In 2020, the company completed a crowdfunding offering on Start Engine of 2,528,102 shares of common stock at the average price of $0.37 per share for a total amount of $930,728.

Historical results and cash flows:

We hope to continue and also improve on past results. In 2020 Liberty's revenue grew slightly despite the pandemic. We expanded our projects in school bus and workplace charging and continued to improve our back office to handle larger EV charging installations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash $188,238 as of Dec 31st, 2020.

The company currently has use of the CEO's revolving line of credit facility from Wells Fargo Bank for a total amount available of $72,500. As of Dec 31st, 2020, this line of credit had an outstanding balance of $0. In addition, Liberty obtained a PPP loan for $39,201.

We also have numerous existing shareholders who have loaned the company money in the past and are able to loan more money to the company, as and when needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds from the campaign will help us expand our markets and our new product development. We have other capital resources available. We expect revenue from operations and the funds from this campaign to be sufficient to run the company for at least 3 years. In light of the COVID pandemic, lock down, and current economic uncertainty the StartEngine funds are extremely helpful and allow us to maintain and try to grow our existing operations and develop new products. While these funds are probably not critical to our current operations, they will help us expand more quickly

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

In light of the COVID pandemic, lock down, and current economic uncertainty the StartEngine funds are extremely helpful and allow us to maintain and try to grow our operations and launch our new products, but are not necessary to the viability of the company. We expect revenue from operations and the funds from this campaign and other capital resources available to be sufficient to run the company for at least 3 years.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect to be able to operate for at least three years, as long as we continue to profitably grow. Our minimum StartEngine funds will primarily go toward increased marketing expenses and increasing our working capital.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum amount, we expect to increase our growth rate and therefore we expect to operate for at least three years. If we raise the maximum amount of our StartEngine funds, we will use the proceeds to increase R&D on our new products. We also plan to increase our marketing, add to our back office operations and increase our working capital.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Since its inception in 2009, the Company has raised over $4,000,000 in equity in several rounds of funding. In 2020, the company completed a crowdfunding offering on Start Engine of 2,528,102 shares of common stock at the average price of $0.37 per share for a total amount of $930,728. We believe that we can continue to access private loans or alternate equity funding, if needed in the future. We could also have significant capital paid into the company from the exercise of our outstanding warrants.

Indebtedness

- **Creditor:** Wells Fargo PPP Loan
  Amount Owed: $39,201.00
  Interest Rate: 1.0%
  Maturity Date: September 05, 2022
  We expect this loan to be forgiven.

Related Party Transactions

- **Name of Entity:** Chris Outwater
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Chris Outwater allows Liberty to utilize his personal line of credit with Wells Fargo bank with total funds available of $72,500. As of December 31st, 2020, the outstanding balance of that line of credit was $0. The company has loaned Chris Outwater $103,865 as of December 31, 2020, which is a loan receivable from Chris Outwater to Liberty.
  Material Terms: $72,500 line of credit at 10% interest per annum.

Valuation

Pre-Money Valuation: $19,201,088.00

Valuation Details:

1). Portfolio of 11 issued patents and 3 patents pending. In the technology space a solid barrier of intellectual property is required.

2). Innovative products. Liberty's Hydra, has already established significant market penetration in a hot space -- electric vehicle charging. Liberty introduced their proprietary Hydra electric charging management system in 2013. Their first customer, San Diego Gas and Electric set a very high bar. Advantages of the Hydra against larger, better capitalized competition allowed Liberty to compete and win prestigious RFP'S from utilities and municipalities as well as large fortune 500 clients. Synchronous Code Technology enabling keypads to function ubiquitously and easily utilize charging stations is another example of Liberty's proprietary innovations.

3). Certifications and UL approval necessary to meet stringent industry requirements have been attained.

4). Customers. Our customers include SDG&E, PG&E, PSE&G, Los Angeles County, Bristol-Myers Squibb, Unilever, Dow Jones, Campbell Soup, Cushman & Wakefield, and hotels and school districts, to name a few.

5). Recurring revenue stream. In addition to revenue from hardware sales, for every charging system sold Liberty collects a monthly service fee for "back office support". Recurring fees also include warranties/extended warranties. This recurring revenue grows over time in addition to Liberty's new product sales.

6). Experienced founder. Chris Outwater is a serial entrepreneur who is co-inventor of over 20 patents. Many of these patents have been monetized via his companies and IP sales. The 11 issued patents and 3 pending for Liberty alone is evidence of his vision.

7). Financial statements. Liberty financial statements demonstrate a growing company. In the current year, 2019, Liberty should become profitable and continue to rapidly grow with their electric school bus program.

8). Goodwill. With Liberty's established brand name, patented product offerings, and major utility and corporate clients the company has earned a significant amount of goodwill in the electric vehicle industry.

Considering all of the above, advice from the founder, the board of directors and our investment banker was used to establish our $0.40 offering price. The company's last round, which was sold exclusively to accredited investors, was priced at $0.25 cents. Significant progress by Liberty and potential massive EV adoption, including electric school buses, is driving a bright future and justifies this valuation.

The company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  4.0%
  Develop low cost simple gateway product for low end workplace and residential MuD customers. Accelerate development of next generation HYDRA which will use wireless or direct wire connection to directly control each EVSE. This will significantly reduce system cost and allow our systems to control a larger number of EVSE.

- *Marketing*
  40.0%
  Upgrade website and promotional literature especially for new fleet and school bus market verticals. Increased attendance at trade shows and symposiums specifically in the fleet and school bus market verticals.

- *Working Capital*

50.0%
This money will be used to increase short term liquidity and for general corporate purposes.

If we raise the over allotment amount of $1,820,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  35.0%
  Continue updating our Hydra products and low cost gateway solution. Develop our new "myTempie" tm phone app and device and software to integrate into existing access control systems.

- *Operations*
  25.0%
  As we work to develop our "myTempie" tm app we plan to also hire and train operations personnel for our existing EV charging business. We also want to expand our call center, back office and tech support.

- *Working Capital*
  19.0%
  The increased liquidity will help us meet the existing demand in our current markets and expected growth in the workplace and fleet charging markets. Additional capital is required for planned development and launch of our new health authentication app.

- *Marketing*
  15.0%
  Rebrand Liberty including website upgrade and creation of new literature to promote our new subsidiary and planned "myTempie" tm product. We also hope to hire at least one new marketing person.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.libertyaccesstechnologies.com (On the investors page of the company's website.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/liberty-plugins-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Liberty PlugIns, Inc.

[See attached]

LIBERTY PLUGINS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors of
Liberty Plugins, Inc.
Santa Barbara, California

Opinion

We have audited the financial statements of Liberty Plugins, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Liberty Plugins, Inc., as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Liberty Plugins, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Liberty Plugins, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Liberty Plugins, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Liberty Plugins, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

June 28, 2021
Los Angeles, California

LIBERTY PLUGINS, INC.
BALANCE SHEETS

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 188,238	$ 31,490
Accounts receivable—net	158,455	127,413
Inventories	12,000	10,000
Loan receivable, related party	103,865	35,190
Prepaids and other current assets	33,639	23,162
Total current assets	**496,197**	**227,255**
Intangible assets, net	122,392	120,438
Total assets	**$ 618,590**	**$ 347,694**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 171,955	$ 140,068
Deferred revenue	97,895	66,693
Current portion of loan payable	26,134	-
Loan payable, related party	-	60,000
Other current liabilities	5,143	8,857
Total current liabilities	**301,127**	**275,618**
Loan payable	$ 13,067	$ -
Total liabilities	**314,194**	**275,618**
STOCKHOLDERS' EQUITY		
Common stock	3,731	3,478
Aditional paid in capital	4,513,883	3,521,709
Subscription receivable	(158,733)	-
Accumulated deficit	(4,054,485)	(3,453,111)
Total stockholders' equity	**304,396**	**72,076**
Total liabilities and stockholders' equity	**$ 618,590**	**$ 347,694**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 875,991	$ 840,951
Cost of goods sold	564,196	381,849
Gross profit	311,795	459,102
Operating expenses		
General and administrative	495,191	575,791
Research and development	243,598	53,158
Sales and marketing	165,078	103,691
Total operating expenses	903,867	732,640
Operating income/(loss)	(592,072)	(273,538)
Interest expense	10,744	11,119
Other loss/(income)	(1,443)	(739)
Income/(Loss) before provision for income taxes	(601,374)	(283,918)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (601,374)**	**$ (283,918)**

See accompanying notes to financial statements.

LIBERTY PLUGINS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
(USD $ in Dollars)	Shares	Amount				
Balance—December 31, 2018	**33,151,547**	**$ 3,315**	**$ 3,273,791**	**$ -**	**$ (3,169,193)**	**$ 107,914**
Issuance of shares for proceeds	351,444	35	93,659	-	-	93,694
Exercise of warrants for shares	1,275,000	128	893	-	-	1,020
Stock-based compensation	-	-	153,366	-	-	153,366
Net loss	-	-	-	-	$ (283,918)	(283,918)
Balance—December 31, 2019	**34,777,991**	**$ 3,478**	**$ 3,521,709**	**$ -**	**$ (3,453,111)**	**$ 72,076**
Issuance of shares for proceeds	2,528,102	253	837,227	(158,733)	-	678,746
Stock-based compensation	-	-	154,947	-	-	154,947
Net loss	-	-	-	-	(601,374)	(601,374)
Balance—December 31, 2020	**37,306,093**	**$ 3,731**	**$ 4,513,883**	**$ (158,733)**	**$ (4,054,485)**	**$ 304,396**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (601,374)	$ (283,918)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	13,836	13,581
Stock-based compensation	154,947	153,366
Changes in operating assets and liabilities:		
Accounts receivable	(31,042)	(9,934)
Inventory	(2,000)	(4,000)
Prepaid expenses and other current assets	(10,478)	(49,390)
Accounts payable	31,888	(9,414)
Deferred revenue	31,202	41,741
Other current liabilities	(3,714)	7,746
Net cash used in operating activities	**(416,735)**	**(140,221)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of intangible assets	(15,790)	38,594
Loan receivable, related party	(68,675)	810
Net cash provided/(used) in investing activities	**(84,465)**	**39,404**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on loans	39,201	-
Repayments on Loans	(60,000)	-
Issuance of common stock for proceeds	678,746	93,694
Exercise of warrants for common stock	-	1,020
Net cash provided/(used) by financing activities	**657,947**	**94,714**
Change in cash	156,748	(6,103)
Cash—beginning of year	31,490	37,594
Cash—end of year	**$ 188,238**	**$ 31,490**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 6,000	$ -
Cash paid during the year for income taxes	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Liberty Plugins, Inc. was formed on September 10, 2009 ("Inception") in the State of DE. Financial statements of Liberty Plugins Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The company headquarters are located in Santa Barbara, CA.

Liberty Plugins is engaged in the business of electric vehicle charging infrastructure. It offers a unique, local gateway product that separates the network from the charger which allows Liberty to offer high levels of service and unique access and billing features at very competitive prices.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies. As of December 31, 2020 and 2019, inventories consisted of various parts and assemblies.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Liberty Plugins, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company generates revenues by selling hardware and providing network and maintenance support services. The Company recognizes revenue from hardware sales when the goods have been delivered to the customer and the Company has satisfied its performance obligation. For support service, the Company recognizes over time as the services are performed and the performance obligations are satisfied in accordance with the contract. The Company recognizes deferred revenue for service fee received upfront, but the performance obligations have not yet been satisfied.

The disaggregated revenue by source for the years ended December 31, 2020 and 2019 consisted of the following:

For the Year Ended December 31,	**2020**	**2019**
Product sales	$ 532,762	$ 415,000
Service revenue	343,230	425,951
Net revenues	**$ 875,991**	**$ 840,951**

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

The current portion of deferred rent that results from recognition of rent expense on a straight-line basis is included as a component of other current liabilities, and the non-current portion is included in other long-term liabilities in the accompanying balance sheets.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Stock-Based Compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation — Stock Compensation, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or cancelled during the periods reported. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 28, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INTANBIGLE ASSETS

Intangible asset consists of the following:

As of Year Ended December 31,	2020	2019
Patents	$ 215,423	$ 199,633
Accumulated amortization	(93,031)	(79,195)
Intangible assets, net	**$ 122,392**	**$ 120,438**

Amortization expense for trademarks and patents for the year ended December 31, 2020 and 2019 was $13,836 and $13,581, respectively. There is no significant residual value and the average amortization period is 15 years.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization expense
2021	13,836
2022	13,836
2023	13,836
2024	13,836
2025	13,836
Thereafter	53,212
Total	**$ 122,392**

4. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms is as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Wells Fargo- PPP loan	$ 39,201	1.00%	Fiscal Year 2020	9/5/2022	$ 131	$ 131	$ 26,134	$ 13,067	$ 39,201
Total					**$ 131**	**$ 131**	**$ 26,134**	**$ 13,067**	**$ 39,201**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 26,134
2022	13,067
Total	**$ 39,201**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital consists of 100,000,000 of common stock with par value of $0.0001. As of December 31, 2020 and December 31, 2019, there were 37,306,093 and 34,777,991 shares issued and outstanding, respectively.

In 2020, the Company issued 2,528,012 shares of common stock pursuant to a Regulation CF offering for net proceeds of $678,746, including a subscription receivable of $158,733 as of December 31, 2020.

In 2019, the Company issued 351,444 shares of common stock for proceeds of $93,694.

In 2019, the Company issued 1,275,000 shares of common stock pursuant to warrant exercises for proceeds of $1,020.

Preferred Stock

The Company's authorized share capital consists of 50,000,000 of common stock with par value of $0.0001. As of December 31, 2020 and December 31, 2019, there were no preferred shares issued and outstanding, respectively.

6. STOCK-BASED COMPENSATION

During 2020 and 2019, the Company issued warrants to employees, consultants, vendors, officers and directors. The following is a summary of the Company's warrant activity:

	Number of Awards	Weighted Average Exercise	Instrinsic Value
Outstanding at December 31, 2018	11,689,810	$ 0.19	$ 2,454,860
Granted	3,716,363	$ 0.24	
Exercised	(1,275,000)	$ 0.10	
Expired/Cancelled	-		
Outstanding at December 31, 2019	14,131,173	$ 0.21	$ 2,666,978
Granted	150,000	$ 0.25	
Exercised	-		
Expired/Cancelled	(1,630,000)	$ 0.10	
Outstanding at December 31, 2020	12,651,173	$ 0.27	$ 1,644,652
Exercisable at December 31, 2020	12,651,173		

The warrants were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2020	2019
Expected life (years)	5.00	5.00
Risk-free interest rate	2.00%	0.36%
Expected volatility	50%	50%
Annual dividend yield	0%	0%

Expected volatility - There is currently no active external or internal market for the Company's shares of common stock. The Company uses the volatility of a publicly traded peer group to estimate the volatility assumption used in the Black-Scholes option pricing model. The volatility is estimated for a period consistent with the expected term of the warrants.

Expected dividend yield - The Company has assumed a 0% dividend yield because management does not anticipate the Company will pay regular dividends.

Expected stock option term - The expected term for warrants represents the period that the warrants are expected to be outstanding. As the Company does not have sufficient history to estimate the expected life based upon past experience, giving consideration to contractual terms and vesting provisions of the stock-based awards, the expected term was determined utilizing the shortcut method in Staff Accounting Bulletin Topic 107 which is basically the average of the vesting term and the contractual life for the stock option granted.

Risk-free interest rate - The Company based the risk-free interest rate used on the implied yield currently available on U.S. Treasury zero-coupon issued with a remaining term equivalent to the expected term of the stock options.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	**2020**	**2019**
Net Operating Loss	$ (94,729)	$ (27,568)
Valuation Allowance	94,729	27,568
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and 2019 are as follows:

As of Year Ended December 31,	**2020**	**2019**
Net Operating Loss	$ (1,233,676)	$ (1,054,226)
Valuation Allowance	1,233,676	1,054,226
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2020, the Company had federal and state cumulative net operating loss ("NOL") carryforwards of $4,134,303. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020 and 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020 and 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY TRANSACATIONS

Chris Outwater, CEO and the owner, allows Liberty to utilize his personal line of credit with Wells Fargo bank with total funds available of $72,500 at 10% interest rate. As of December 31, 2020, the outstanding balance of that line of credit was $0. The company has loaned Chris Outwater $103,865 and $35,190 as of December 31, 2020 and 2019, respectively, which is a loan receivable from Chris Outwater to Liberty with no maturity date defined.

As of December 31, 2019, the Company had related party loan payables totaling $60,000. In 2020, the loans were fully repaid, including $6,000 in accrued interest.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

The current portion of deferred rent that results from recognition of rent expense on a straight-line basis is included as a component of other current liabilities, and the non-current portion is included in other long-term liabilities in the accompanying balance sheets.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 28, 2021, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $601,374 and an operating cash flow loss of $416,735 in 2020, and liquid assets in cash of $188,238, which represent less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Liberty Access Technologies

Access Control Innovators


SCHOOL BUS
ELECTRIC VEHICLE CHARGING STATION

Website | Santa Barbara, CA | HEALTH TECH | SOFTWARE & SERVICES

$1,453,270 raised

1,887 Investors	$19.2M Valuation
$0.40 Price per Share	$300.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.82M Offering Max	6 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Liberty makes electric vehicle charging systems specifically for workplaces, schools and the new generation of electric school buses and delivery vans. Our HYDRA-RX AC Fast Charger Controller produces quick charging times at a fraction of the cost of DC Fast Chargers, enabling schools to convert more quickly to electric buses. Liberty already has an established customer base of major corporations, government agencies and municipalities, now we're poised to dominate the electric school bus charging market!

Overview | Team | Terms | Updates 94 | Comments | Follow

Reasons to Invest

- Our Unique Product: Our patented HYDRA-RX is the only charger controller on the market that can work with maximum output AC chargers for electric vans and buses at one-tenth of the cost of a typical DC Fast Charger.
- Our Traction: The HYDRA-RX was recently selected by California's largest utility for a pilot program using ultra-low cost excess solar power to charge school buses, giving Liberty "first mover" status with school districts and state agencies funding diesel school bus replacement.
- Our Pace Ahead of the Competition: Almost all other EV charging companies are focused on public charging and offer only standard output AC chargers or expensive DC fast chargers. Liberty has been demonstrating the advantages of AC Fast Chargers (ACFC) to school districts and electric bus companies for nearly one year.

Rewards

Get rewarded for investing more into Liberty Access Technologies:

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StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$1,000+
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5% Bonus Shares

Invest $1,000 after first six weeks and receive 5% bonus shares.

OVERVIEW

Liberty - A Different Kind Of Charging Company

When we introduced our first product in 2010, we understood that 80% of EV charging happens where vehicles are parked for several hours. For that reason, we elected to focus on creating charging solutions for workplaces, schools, apartments and condos. Over the past 4 years, our HYDRA™ EV Charger Controller has been selected by large utilities, corporations, universities, municipalities and condo associations to provide charging services to their employees, tenants, visitors, and guests. There are nearly 354 HYDRA systems operating in the US and Canada controlling about 1648 daily charging sessions (source, source).





EV car sales are accelerating and are forecasted to exceed gasoline-powered cars over the next 20 years, according to Bloomberg New Energy Finance (source). The focus has now shifted to the medium duty vans and buses that account for 30% of transportation sector greenhouse gas emissions (source). Electrifying these vehicles is essential and nowhere is this more urgent than school buses that today are 95% diesel powered. Whether riding the bus or playing near them, children are exposed to high levels of diesel exhaust that contributes to respiratory illnesses and is internationally recognized as a carcinogen (source). Liberty is poised to play a pivotal role in the important and necessary transition to electric buses.





Meet the HYDRA

Our patented HYDRA-R EV Charger Controller is a smart gateway that combines access control, metering, reporting, and load management capabilities in one device. A single HYDRA Controller can turn 10 low cost, basic chargers into networked "smart" chargers that are less expensive, more reliable, and more secure than those offered by other EV charging companies. Unlike typical network chargers and simple gateways, the Hydra's powerful single-board computer enables it to continue operating in the event of loss of internet or cellular connections, a vital concern for fleet operators.





HYDRA-R Controller, Code Keypad and EV Chargers

HYDRA can control both AC Fast Chargers and normal Level 2 chargers in any combination, giving owners the flexibility to meet unexpected demands. HYDRA owners and administrators are able to control all aspects of their charging operations from their HYDRA Dashboard. Operators are able to create and issue personal identification numbers (PINs) for employees and tenants, set system output limits to avoid costly peak demand charges and generate usage reports to claim Low Carbon Fuel Standard (LCFS) Credits. All of this for network service fees that are far less than those of competing network operators.

Why HYDRA is in a league of its own

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$100,000+
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50% Bonus Shares
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- **Faster AC Charge Times:** Based on our research, the HYDRA is the only EV charging control system to offer AC Fast Charging with 19.2kW output, which provides the best value when charging electric school buses and medium duty electric trucks. Our product cost is a fraction of that of DC Fast Chargers.
- **Greater Security:** The WiFi network chargers used by our competitors can be hacked, so customers requiring a high level of security appreciate the extra level of security provided by the HYDRA.
- **Cost Saving Load Management:** When you charge your EVs can be more important than how much electricity you use. Utilities put higher prices on electricity consumed during periods of high demand like cold winter mornings and hot summer evenings. Our load management features help customers avoid these demand charges by scheduling charging when power is less expensive or produced from more renewable sources like solar and wind. This enables our customers to manage their carbon emissions along with their costs.

HYDRA Benefits Business and Property Owners

Access Control
The Hydra allows business owners to control who can access their chargers, often with the same HID prox card or fob that is already used for their parking gates or security doors. Alternatively, drivers can start their charging session using PINs via the Hydra's keypad, remotely through our website, or with our HYDRA smartphone app.


HID





Mixed Public/Private Use
For HYDRA owners who want to allow the general public to use their charging stations, Liberty's HYDRA app allows drivers to purchase charging sessions with their phone using Liberty's optional **PayByMobile** billing service.

Billing Services
Business owners and property managers use access control and pricing to help defray their costs and to ensure their stations are available to employees and tenants. Liberty offers two optional billing programs: **DIY Billing**, where owners run simple usage reports and bill drivers themselves or **Direct Billing**, where Liberty bills tenants or employees on the business owners' behalf.


2090



OUR TRACTION

Our customers In the Electric Vehicle Market

Currently, hundreds of HYDRA systems are in operation across the U.S. and Canada, powering some of the largest employee charging networks in the country such as Los Angeles County, San Diego Gas & Electric, Arizona Public Services, and Bristol-Myers Squibb. We also have systems installed at major corporations like Unilever, Campbell's Soup, and Dow Jones, along with several educational institutions such as the University of California Los Angeles, California State University, Stevens Institute of Technology, Rider University, and the College of New Jersey.


Toronto
Chicago
United States
Philadelphia
Washington
Las Vegas
Dallas
Houston

Cushman and Wakefield, one of the largest commercial real estate operators in the world, selected our HYDRA system so their employees and tenants can use the same HID prox card they use to access parking and buildings to charge their electric vehicles. Now Liberty is working with electric bus makers Lion Electric and Blue Bird to offer HYDRA-RX to their customers. Every fleet that purchases electric buses and trucks will need to install charging systems and the HYDRA-RX is becoming the "go-to" charging system for this market.

Market Opportunity

As reported in the Washington Post, environmental and health organizations from around the country are calling on school districts to replace "dirty diesel" buses with electric ones and California is leading the way (source). The California Energy Commission recently allocated $70 million for their Electric School Bus Replacement program and another $13 million for charging infrastructure to districts across the state (source). To support this conversion, the California Public Utilities Commission has directed California's three largest utilities to create programs that pay for up to 70% of charging system installation costs (source).The combined funding has California schools dramatically accelerating their fleet conversion timetables.

eVfleet

SOUTHERN CALIFORNIA EDISON
Energy for What's Ahead
CHARGE READY TRANSPORT

School bus carriers operate the largest mass transit fleet in the country... 480,000 school buses compared to 96,000 transit buses.


Mass Transit - Aggregate Fleet Size (vehicles)
School Buses
480,000
City Buses
96,000
Motor Coaches
35,000
Commercial Aircraft
7,400
Passenger Rail
1,200

THE VISION

Our Future

Since our inception in 2009, Liberty has been envisioning and working toward a future of clean electric transportation. Over the years we have built up a strong patent portfolio in EV charging and access control technology.

We believe EV charging demand is rapidly growing as prices of electric vehicles continue to drop and sales expand into the mass market. Rapid expansion of electric buses and fleets is our next big push. With our patented Hydra system providing a more robust and cost effective charging solution, Liberty finds itself poised to become a major player in this fast growing market.

In order to best capitalize on this opportunity, we are expanding our ownership, from the small group of angel investors that have supported us from the beginning, to new investors via the StartEngine crowdfunding platform.

We are developing targeted sales and marketing campaigns with the EV vehicle makers and their dealers to drive awareness of the role that the charging system plays in maximizing the operational performance and cost savings of electric vehicles. We are also working closely with major utilities who are subsidizing the creation of more fleet charging infrastructure at the direction of their state utility commissions. As the EV fleet conversion movement expands across the country Liberty intends to be at the forefront.



Liberty continues to be an access control innovator. We have recently formed a subsidiary called Liberty Health Technologies, Inc., and are developing unique products, the first focused on skin temperature screening as part of a secure Access Control system. The first product is “myTempie™”, a smartphone application that captures your forehead skin temperature at the same time it takes an authenticated selfie. In a related announcement, we are building on our existing relationship with a leading turnstile and keycard access company in the world to help businesses and consumers adapt to the new COVID-19 requirements.

The funds raised on StartEngine will help us to advance our marketing program for EV school bus chargers. We will also want to add to our operations team to help manage our growing number of deployments and increase our manufacturing capabilities to keep up with demand.

With our expected growth from these new markets and our already growing network of installed chargers providing a recurring revenue stream from existing customers, we believe Liberty is well positioned to either become a public company and thus provide our investors with liquidity, or be acquired as the EV charging industry continues to consolidate.

2009

Liberty is Founded

We focus on the non-public EV Charging Market

August 2010

First Test Case

Demonstrated the first EV charging session using a smartphone

March 2011

San Diego Gas & Electric

Sale of 10 Liberty-Enabled ClipperCreek chargers to San Diego Gas & Electric for employee charging.

October 2013

HYDRA and SDG&E

5 HYDRA units are introduced by SDG&E to expand their employee charging network (they currently own more than 40 HYDRA systems)

November 2014

Major SoCal County Government

Selection of HYDRA by a major Southern California County to power their employee/public charging network (they currently own 54 HYDRAs)

September 2015

New Jersey's PSE&G Workplace EV Charging Program

Corporations like Bristol Myer Squibb, Unilever and Campbell Soup install systems

May 2016

SoCal's ChargeReady Program

HYDRA helps build workplace and residential multi-unit dwelling (MuD) charging infrastructure

September 2018

PG&E Electric School Bus Charging Pilot

Selection of HYDRA by PG&E and Olivine as the controller for their School Bus Renewables Integration pilot

March 2019

FleetReady Charging Program

Qualification of HYDRA-RX for the PG&E FleetReady fleet charging infrastructure program

July 2019

We Become a Preferred Charging System

Working with Lion Electric School Bus on pilot with PG&E

July 2019

SCE CR Transport Approved Vendor

Received Approved Vendor status for SoCal Edison's CR Transport fleet charging infrastructure program.

September 2019

Liberty Launches on StartEngine

Now, YOU can be a part of our growth!

September 2019

Liberty EV Charging System Now Accessible to Millions Who Use HID Global Proximity Access Cards

We are now offering electric vehicle charging systems along with the convenience and security offered by the world-class HID global proximity access card systems.

October 2019

Liberty Access Technologies and WattTime Partner to Bring Green Charging to EV Fleets

Liberty announced a new clean charging partnership to support schools and workplaces in their transition to all-electric fleets.

November 2019

Liberty Access Technologies Selected to Provide HYDRA Systems for Arizona Public Service

Liberty selected to provide charging stations for all Arizona Public Service (APS) employee charging based on the equipment's durability and ability to withstand harsh conditions.

January 2020

Liberty Named Advisor to the Department of Energy (DOE) Electric Vehicle Charging Project

Liberty has joined the Project Advisory Committee of the Department of Energy's Multi-Unit Dwelling Plug-in Electric Vehicle Charging Innovation Pilot Project.

June 2020

Liberty Access Technologies Expands Relationship With HID Global

Santa Barbara, CA adds electric vehicle charging stations to the list of critical assets that are secured by HID Global's trusted identity technologies.

Meet Our Team



Chris Outwater

Founder, CEO and Director

Chris is a technology entrepreneur who has successfully developed and deployed advanced technology products and intellectual property over the past 30 years. He has worked as a consultant for Disney Imagineering and for leading automotive and technology companies. He is the inventor or co-inventor on 18 patents. He worked to develop the original concept for the HYDRA. His latest invention is our new "myTempie" ™ product for Remote Health Reporting and Access Control. Chris will continue to lead Liberty full time, including managing our new subsidiary, Liberty Health Technologies, and overseeing the development and marketing of our new "myTempie"™ product.



Michael Keane

CTO

Michael Keane is a serial entrepreneur who has created a number of innovative web-based service startups including RealtyTrac, Inc ($50mm annual revenue). He has also led a number of technology development projects for clients like Castle Rock Entertainment, Sony, Bausch & Lomb and BAE Aerospace. Mr. Keane manages the development of the Liberty' Back Office suite of tools and reports along with the integration of the Back Office with a variety of utilities and other energy service product providers.



Tim Hylas

CFO

Timothy Hylas has over 35 years of accounting experience within the public and private sectors as controller for a diverse set of businesses ranging from non-profits to large mortgage companies, wine businesses and manufacturing companies of various sizes. Timothy brings a wealth of tax and accounting experience to these varied industries and acts as a trusted partner in their growth. In addition, Timothy has extensive experience in auditing for both small and large businesses.



Jay Kesan

Senior IP Advisor

Jay's work focuses on technology, law and business. He is a Professor and H. Ross and Helen Workman Research Scholar at the University of Illinois at Urbana-Champaign. He is also a practicing patent attorney for over 20 years.



Richard G. Mckee, Jr.

Chairman of the Board

Richard G. McKee, Jr. has been working in investment management and financial research for over forty years with a focus on small company value investing. He served as a director of Vyrex Corp. and helped transition the company into PowerVerde, Inc., a publicly traded company, developing green energy solutions. Richard is the founder and CEO of Dynamic Investment Group, an investment managing and consulting firm providing company analysis and venture capital assistance. Richard is a graduate of Brown University.



Herman Leibowitz

Director

Mr. Leibowitz has forty-plus years of experience in design and development of advanced thermal power systems. As President of Waste Heat Solutions LLC, he advises clients making the transition from IR&D to commercial development.

He has had a broad and varied background in industry, working for companies that include GE, UTC, Ormat, MTI, Exergy Inc. and PowerVerde.

Mr. Leibowitz has a BSME from CCNY, an MSME from UConn and an MBA from RPI.



Rick Davis

Director

Richard (Rick) Davis has been employed in the investment banking space since 1982. In 2013 he became the CEO of publicly traded PowerVerde Inc., a renewable energy - to - power company. He has held corporate finance banking positions at First Equity Corp, William R. Hough & Co., RBC Daine Rausher. He has structured many private placements, merged companies and participated in many S - 1 registrations or IPO'S. He currently lives in Miami FL.

Offering Summary

Company	Liberty PlugIns, Inc.
Corporate Address	1482 East Valley Rd, Ste 329, Santa Barbara, CA 93108
Offering Minimum	$10,000.00
Offering Maximum	$1,820,000.00
Minimum Investment Amount (per investor)	$300.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	25,000
Maximum Number of Shares Offered	2,675,000
Price per Share	$0.40
Pre-Money Valuation	$19,201,088.00

We plan to offer the following perks in bonus shares:

Invest $1,000 within the first six weeks and receive 10% bonus.

Invest $2,000 within the first six weeks and receive 15% bonus.

Invest $5,000 within the first six weeks and receive 25% bonus.

Invest $10,000 within the first six weeks and receive 30% bonus.

Invest $25,000 within the first six weeks and receive 40% bonus.

Invest $50,000 within the first six weeks and receive 50% bonus.

Invest $100,000 within the first six weeks and receive 60% bonus.

Invest $1,000 after first six weeks and receive 5% bonus.

Invest $2,000 after first six weeks and receive 10% bonus.

Invest $5,000 after first six weeks and receive 20% bonus.

Invest $10,000 after first six weeks and receive 25% bonus.

Invest $25,000 after the six weeks and receive 30% bonus.

Invest $50,000 after the six weeks and receive 40% bonus.

Invest $100,000 after the first six weeks and receive 50% bonus.

Of the 48,002,720 total fully diluted shares, 6,275,000 are unconverted options, and 6,846,173 are unconverted warrants.

**All perks occur after the offering is completed."*

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Liberty Access Technologies to Provide Additional Smart Charging for Texas A&M University

1 day ago



Lion

Liberty Access Technologies (Liberty) fulfils another order of their HYDRA-R Smart Charging Unit for Texas A&M University (Texas A&M)

Santa Barbara, CA - August 31, 2021: Liberty is dispatching another HYDRA-R Control Unit to Texas A&M. Last December Liberty provided 2 HYDRA-R control units and 6 Clipper Creek Level 2 chargers for the Campus. Texas A&M University is a public land-grant research university in College Station, Texas. It was founded in 1876 and became the flagship institution of the Texas A&M University System in 1948. As of 2020, Texas A&M's student body is the second largest in the United States.

Chris Outwater, CEO of Liberty, said, "Liberty is honored to be chosen to help add more EV charging capacity to the beautiful Texas A&M campus. They are seeing a huge influx of EVs on campus, which is great news."

The HYDRA-R is a local controller specifically designed to control up to 10 (AC) charging stations that provide the charging power of standard Level 2 EV chargers. The HYDRA provides access control, metering, data recording and communications for basic non-network Level 1 and Level 2 charging stations. In addition to the ability to remotely monitor and control charging, LIBERTYs system will also load balance and the operators will be eligible to receive carbon savings data that can be used for "carbon credits" in states that have instituted such programs. Additionally, businesses and locations that use HID Global for their access control, can enable their HID system to interface seamlessly with a LIBERTY HYDRA.

Liberty's systems are being used by organizations across the country, including Bristol Meyers Squibb, Cushman and Wakefield, Pacific Gas and Electric, San Diego Gas and Electric, the Arizona Public Service, and several large school districts and multi-tenant residences across the country. Our mission is to use our patented technology to enable our customers to control costs and carbon emissions via our "grid-aware" and "carbon-friendly" technology.

Key features of our solutions are:

- Software or hardware-based centralized monitoring and control of multiple numbers and types of chargers
- Integrated with HID Global access control systems – the largest installed base of access control sites at a broad range of venues, such as workplaces, apartments, hospitals, and airports
- Ability to optimize costs and minimize carbon usage. California customers can participate in our Low Carbon Fuel Standard (LCFS) credit "co-op"
- NEW solar-powered stand-alone product "solEV"

About Liberty Access Technologies

Liberty specializes in access control systems for electric vehicle charging in the parking industry, fleet EV, and multi-tenant dwellings. LIBERTY's patented Synchronous Code Generation technology enables secure charging without expensive networks, and the Hydra Multi EVSE Control system enables cost-effective large-scale EV charging solutions for workplace and multi-tenant. Our mission is to use our patented technology to enable our customers to control access, costs, and carbon emissions via our "grid-aware" technology.

Find out more at www.libertyaccesstechnologies.com or invest in Liberty here.

Liberty Access Technologies to Deliver Smart Charging to Luxurious Co-op Building 'Highpoint on the Hudson'

8 days ago



Liberty Access Technologies (Liberty) is excited to work with Verdek LLC (Verdek) providing HYDRA-Rs to historic landmark 'Highpoint on the Hudson'

Santa Barbara, CA - September 10, 2021: Verdek LLC becomes Liberty's latest sale as they provide a HYDRA-RX unit to a well-known co-op building. Highpoint on the Hudson is a postwar building, built in 1954 that overlooks the Hudson River in New York. With just a short trip away Highpoint on the Hudson yields easy access to New York City without the noise. Liberty looks forward to supplying Verdek with more smart charging units in the future.

Chris Outwater, CEO of Liberty, said, "Liberty is very pleased to be able to provide our EV charging system and chargers for such a unique and beautiful residential site. We look forward to working to get as many drivers as possible converted to driving electric vehicles."

The HYDRA-R is a local controller specifically designed to control up to 10 (AC) charging stations that provide the charging power of standard Level 2 EV chargers. The HYDRA provides access control, metering, data recording and communications for basic non-network Level 1 and Level 2 charging stations. In addition to the ability to remotely monitor and control charging, LIBERTYs system will also load balance and the operators will be eligible to receive carbon savings data that can be used for "carbon credits" in states that have instituted such programs. Additionally, businesses and locations that use HID Global for their access control, can enable their HID system to interface seamlessly with a LIBERTY HYDRA.

Liberty's systems are being used by organizations across the country, including Bristol Meyers Squibb, Cushman and Wakefield, Pacific Gas and Electric, San Diego Gas and Electric, the Arizona Public Service, and several large school districts and multi-tenant residences across the country. Our mission is to use our patented technology to enable our customers to control costs and carbon emissions via our "grid-aware" and "carbon-friendly" technology.

Key features of our solutions are:

- Software or hardware-based centralized monitoring and control of multiple numbers and types of chargers
- Integrated with HID Global access control systems – the largest installed base of access control sites at a broad range of venues, such as workplaces, apartments, hospitals, and airports
- Ability to optimize costs and minimize carbon usage. California customers can participate in our Low Carbon Fuel Standard (LCFS) credit "co-op"
- NEW solar-powered stand-alone product "solEV"

About Liberty Access Technologies

Liberty specializes in access control systems for electric vehicle charging in the parking industry, fleet EV, and multi-tenant dwellings. LIBERTY's patented Synchronous Code Generation technology enables secure charging without expensive networks, and the Hydra Multi EVSE Control system enables cost-effective large-scale EV charging solutions for workplace and multi-tenant. Our mission is to use our patented technology to enable our customers to control access, costs, and carbon emissions via our "grid-aware" technology.

Find out more at www.libertyaccesstechnologies.com or invest in Liberty here.

Notice of Funds Disbursement

12 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Liberty Access Technologies has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Liberty Access Technologies be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Liberty Access Technologies Provides Smart Charging to Largest Electric Utility in Arizona

19 days ago



Liberty Access Technologies (Liberty) to provide additional HYDRAs and Chargers to Arizona Public Service Company (APS)

Santa Barbara, CA - August 27, 2021: Liberty extends their partnership with APS by providing 2 HYDRA-R10 control units and 2 Clipper Creek chargers to APS locations around Phoenix. APS is the largest electric utility in Arizona, and the principal subsidiary of publicly traded S&P 500 member Pinnacle West Capital Corporation, which had been formerly named AZP Group.

Chris Outwater, CEO of Liberty, said “Liberty is pleased to receive this new order for our Hydra charging systems to be added to APS sites for their workplace EV charging ."

The HYDRA-R is a local controller specifically designed to control up to 10 (AC) charging stations that provide the charging power of standard Level 2 EV chargers. The HYDRA provides access control, metering, data recording and communications for basic non-network Level 1 and Level 2 charging stations. In addition to the ability to remotely monitor and control charging, LIBERTYs system will also load balance and the operators will be eligible to receive carbon savings data that can be used for “carbon credits” in states that have instituted such programs. Additionally, businesses and locations that use HID Global for their access control, can enable their HID system to interface seamlessly with a LIBERTY HYDRA.

Liberty’s systems are being used by organizations across the country, including Bristol Meyers Squibb, Cushman and Wakefield, Pacific Gas and Electric, San Diego Gas and Electric, the Arizona Public Service, and several large school districts and multi-tenant residences across the country. Our mission is to use our patented technology to enable our customers to control costs and carbon emissions via our "grid-aware" and “carbon-friendly” technology.

Key features of our solutions are:

- Software or hardware-based centralized monitoring and control of multiple numbers and types of chargers
- Integrated with HID Global access control systems – the largest installed base of access control sites at a broad range of venues, such as workplaces, apartments, hospitals, and airports
- Ability to optimize costs and minimize carbon usage. California customers can participate in our Low Carbon Fuel Standard (LCFS) credit “co-op”
- NEW solar-powered stand-alone product “solEV”

About Liberty Access Technologies

Liberty specializes in access control systems for electric vehicle charging in the parking industry, fleet EV, and multi-tenant dwellings. LIBERTY’s patented Synchronous Code Generation technology enables secure charging without expensive networks, and the Hydra Multi EVSE Control system enables cost-effective large-scale EV charging solutions for workplace and multi-tenant. Our mission is to use our patented technology to enable our customers to control access, costs, and carbon emissions via our "grid-aware" technology.

Find out more at www.libertyaccesstechnologies.com or invest in Liberty here.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Liberty Access Technologies has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Liberty Access Technologies be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Liberty Access Technologies’ Patented Technologies cited as Prior Art by Fortune 500 Companies

about 1 month ago



Our innovations inspired by a vision to impact climate change have been cited by leading institutions

Santa Barbara, CA – **Santa Barbara, CA – August 8, 2021:** Liberty Access Technologies (Liberty) continues to drive innovation, to envision the future and remain an agent for change. As we strive to help protect our environment and address the growing challenges of climate change, we are pleased to announce that our concepts as reflected in our patent portfolio have been cited as prior work by numerous Fortune 500 companies.

A patent portfolio is a tool that allows Liberty to compete with much larger companies for the resources we must have in order to shape the world to our vision. Many of you share that vision and have invested in our company, and we are extremely grateful for your trust in our efforts and our intention to be part of much-needed EV infrastructure. As has been said many times, if you do not wish to accept the present, then create the future.

Intellectual property is a vital part of shaping our technological future. Like companies many times our size, we develop new technologies and protect them with patents. We are pleased to share what we feel are some interesting facts about our intellectual property and patent portfolio. This information is publicly available; however, it is very difficult for the layperson to find.

We are proud to say that a number of our patents have been cited as prior art by several fortune 500 companies. This means that several companies and also one world-class technology institute while attempting to file their own patents discovered that Liberty, a small company funded on the StartEngine platform, already had issued patent claims on certain valuable concepts in the EV charging industry. **Those entities are Qualcomm, Philips, Toyota Motors, Apple and MIT.**

A patent owner is allowed to exclude others from copying what is considered to be a valuable innovation for a set period of time. Small companies must rely on innovation and nimble development as core survival tools in the battle for survival among well-established, multi-billion-dollar entities that are increasingly dominating our lives and perhaps our futures.

Patents are granted and issued because the described concepts and methods are deemed to represent what the patent examiners judge to be innovative and economically valuable. StartEngine itself, the platform Liberty has chosen to raise funding for our company, offers an innovative path to the future of investing that allows a diverse group of people to own equity in a novel concept and the company seeking to implement those concepts.

In addition, Liberty promises that before the end of this year we will be announcing at least one new and disruptive technology based on our issued patents that have also been cited by the above-listed multinational companies.

Liberty's patent portfolio includes:

- U.S. Patent No. 10,812,979 - Method and apparatus for finding and accessing a vehicle fueling station, including an electric vehicle charging station
- U.S. Patent No. 10,245,967 - System and method for managing vehicle charging stations Method and apparatus for finding and accessing a vehicle fueling station, including an electric vehicle charging station
- U.S. Patent No. 9,646,435 - Method and apparatus for finding and accessing a vehicle fueling station, including an electric vehicle charging station
- U.S. Patent No. 9,373,205 - Access control system and method for use by an access device

Liberty's systems are being used by organizations across the country, including Bristol Meyers Squibb, Cushman and Wakefield, Pacific Gas and Electric, San Diego Gas and Electric, the Arizona Public Service and several large school districts and multi-tenant residences across the country. Our mission is to use our patented technology to enable our customers to control costs and carbon emissions via our "grid-aware" and "carbon-friendly" technology.

Key features of our solutions are:

- Software or hardware-based centralized monitoring and control of multiple numbers and types of chargers
- Integrated with HID Global access control systems – the largest installed base of access control sites at a broad range of venues, such as workplaces, apartments, hospitals, and airports
- Ability to optimize costs and minimize carbon usage. California customers can participate in our Low Carbon Fuel Standard (LCFS) credit "co-op"
- NEW solar-powered stand-alone product "solEV"

About Liberty Access Technologies

Liberty specializes in access control systems for electric vehicle charging in the parking industry, fleet EV and multi-tenant dwellings. LIBERTY's patented Synchronous Code Generation technology enables secure charging without expensive networks, and the Hydra Multi EVSE Control system enables cost-effective large-scale EV charging solutions for workplace and multi-tenant. Our mission is to use our patented technology to enable our customers to control access, costs and carbon emissions via our "grid-aware" technology.

Find out more at www.libertyaccesstechnologies.com or invest in Liberty here.

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Liberty Access Technologies has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Liberty Access Technologies be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Liberty Access Technologies Delivers Another Smart Charger for Pittsburg Unified School District

about 2 months ago


100% Electric

Liberty Access Technologies (Liberty) is providing The Pittsburg Unified School District (PUSD) is smart charging for 14 chargers for faculty, staff, parents, and students.

Santa Barbara, CA – August 2, 2021: Liberty is assisting the PUSD in expanding its capability to provide smart EV charging. Last year Liberty and PUSD participated in the pilot of PG&E's FleetReady program, approved last year by the California Public Utilities Commission. Through the program, PG&E is funding and aiding in the installation of the infrastructure from the electric grid to the charger for customers with medium-duty, heavy-duty and off-road fleets such as transit agencies, school districts, and delivery fleets. Liberty worked with PG&E to develop and launch this novel charge management platform that can optimize charging for cost and optimizing renewables. This has enabled PG&E and PUSD to successfully integrate renewable energy systems with the clean transportation methods needed to meet California's climate goals.

Chris Outwater, CEO of Liberty, said "We are thrilled that our work with the PUSD led them to purchase additional smart charging capabilities from us. We love repeat customers."

The HYDRA-R is a local controller specifically designed to control up to 10 (AC) charging stations that provide the charging power of standard Level 2 EV chargers. The HYDRA provides access control, metering, data recording and communications for basic non-network Level 1 and Level 2 charging stations. In addition to the ability to remotely monitor and control charging, Liberty's system will also load balance and the operators will be eligible to receive carbon savings data that can be used for "carbon credits" in states that have instituted such programs. Additionally, businesses and locations that use HID Global for their access control, can enable their HID system to interface seamlessly with a Liberty HYDRA.

Liberty's systems are being used by organizations across the country, including Bristol Meyers Squibb, Cushman and Wakefield, Pacific Gas and Electric, San Diego Gas and Electric, the Arizona Public Service, and several large school districts and multi-tenant residences across the country. Our mission is to use our patented technology to enable our customers to control costs and carbon emissions via our "grid-aware" and "carbon-friendly" technology.

Key features of our solutions are:

- Software or hardware-based centralized monitoring and control of multiple numbers and types of chargers
- Integrated with HID Global access control systems – the largest installed base of access control sites at a broad range of venues, such as workplaces, apartments, hospitals, and airports
- Ability to optimize costs and minimize carbon usage. California customers can participate in our Low Carbon Fuel Standard (LCFS) credit "co-op"
- NEW solar-powered stand-alone product "solEV"

About Liberty Access Technologies

Liberty specializes in access control systems for electric vehicle charging in the parking industry, fleet EV, and multi-tenant dwellings. Liberty's patented Synchronous Code Generation technology enables secure charging without expensive networks, and the Hydra Multi EVSE Control system enables cost-effective large-scale EV charging solutions for workplace and multi-tenant. Our mission is to use our patented technology to enable our customers to control access, costs, and carbon emissions via our "grid-aware" technology.

Find out more at www.libertyaccesstechnologies.com or invest in Liberty here.

Liberty Access Technologies Selected to Provide Smart Charging for The Watch Factory Complex

about 2 months ago


HYDRA-R

Liberty Access Technologies HYDRA has proven to be an excellent smart charging solution for mixed-use properties like The Watch Factory in Waltham MA

Santa Barbara, CA – **Santa Barbara, CA – July 29:** Liberty Access Technologies (Liberty) is excited to provide a HYDRA control unit and 4 Clipper Creek Level 2 chargers for the historic Watch Factory complex, located along the Charles River in Waltham, Massachusetts. The property consists of approximately 400,000 square feet of space in 22 interconnected buildings. Watch City Ventures LLC, an affiliate of Boston-based developer Berkeley Investments, acquired the property in May 2007 and then oversaw the multiphase redevelopment process consisting of the rehabilitation and adaptive reuse of the complex into a vibrant mix of office, residential and retail uses with riverfront amenities.

Chris Outwater, CEO of Liberty, said “The HYDRA smart charging gateway provides the kind of operational and access control needed for a property like The Watch Factory."

The HYDRA-R is a local controller specifically designed to control up to 10 (AC) charging stations that provide the charging power of standard Level 2 EV chargers. The HYDRA provides access control, metering, data recording and communications for basic non-network Level 1 and Level 2 charging stations. In addition to the ability to remotely monitor and control charging, LIBERTYs system will also load balance and the operators will be eligible to receive carbon savings data that can be used for “carbon credits” in states that have instituted such programs. Additionally, businesses and locations that use HID Global for their access control, can enable their HID system to interface seamlessly with a LIBERTY HYDRA.

Liberty’s systems are being used by organizations across the country, including Bristol Meyers Squibb, Cushman and Wakefield, Pacific Gas and Electric, San Diego Gas and Electric, the Arizona Public Service, and several large school districts and multi-tenant residences across the country. Our mission is to use our patented technology to enable our customers to control costs and carbon emissions via our "grid-aware" and “carbon-friendly” technology.

Key features of our solutions are:

- Software or hardware-based centralized monitoring and control of multiple numbers and types of chargers
- Integrated with HID Global access control systems – the largest installed base of access control sites at a broad range of venues, such as workplaces, apartments, hospitals, and airports
- Ability to optimize costs and minimize carbon usage. California customers can participate in our Low Carbon Fuel Standard (LCFS) credit “co-op”
- NEW solar-powered stand-alone product “solEV”

About Liberty Access Technologies

Liberty specializes in access control systems for electric vehicle charging in the parking industry, fleet EV, and multi-tenant dwellings. LIBERTY’s patented Synchronous Code Generation technology enables secure charging without expensive networks, and the Hydra Multi EVSE Control system enables cost-effective large-scale EV charging solutions for workplace and multi-tenant. Our mission is to use our patented technology to enable our customers to control access, costs, and carbon emissions via our "grid-aware" technology.

Find out more at www.libertyaccesstechnologies.com or invest in Liberty here.

Liberty Access Technologies Launches “Mini-HYDRAs”

about 2 months ago


ELECTRIC
VEHICLE
CHARGING
STATION

High Demand for a scaled-down version of Liberty’s smart charging platform for smaller venues

Santa Barbara, CA – July 26, 2021: In response to burgeoning customer demand, Liberty Access Technologies (Liberty) is broadening its product offering and has created two new products, the HYDRA-RS2 and HYDRA-RS4, more modular and less expensive versions of our flagship smart charging gateway, the HYDRA-R, which manages up to 10 chargers. Liberty also recently announced plans for a Joint Venture that plans to offer stand-alone solar-powered EV charging.

Liberty is gearing up for the second half of 2021. This is due to our new electric vehicle-friendly administration and the huge tax credits as well as Federal, State, and Local incentives for installing electric vehicle charging infrastructure. According to Bloomberg New Energy Finance, **President Biden's promise to install 500,000 EV charging stations by 2030 could lead to 25 million more EV sales!** 2021 will be the year of new EV models, new EV sales, and new charging station installations nationwide.

On December 21, 2020 Congress renewed the Alternative Fuels Infrastructure Tax Credit. Businesses that install EV charging stations by December 31, 2021 can receive a tax credit of up to $30,000 per site.

“Our new smaller HYDRA smart charging platforms give property owners and managers a more economical and flexible solution to take control of their EV charging operations and prepare for accelerating adoption of electric vehicles,” says Chris Outwater, CEO of LAT.

Electric Vehicle adoption is soaring! LAT's systems are being used by organizations across the country, including Bristol Meyers Squibb, Cushman and Wakefield, Pacific Gas and Electric, San Diego Gas and Electric, the Arizona Public Service, and several large school districts and multi-tenant residences across the country. Our mission is to use our patented technology to enable our customers to control costs and carbon emissions via our "grid-aware" and “carbon-friendly” technology.

Key features of our solutions are:

- Software or hardware-based centralized monitoring and control of multiple numbers and types of chargers
- Integrated with HID Global access control systems – the largest installed base of access control sites at a broad range of venues, such as workplaces, apartments, hospitals, and airports
- Ability to optimize costs and minimize carbon usage. California customers can participate in our Low Carbon Fuel Standard (LCFS) credit “co-op”
- NEW solar-powered stand-alone product “solEV”

The HYDRA series are local controllers specifically designed to control anywhere from 2 to 10 (AC) charging stations that provide the charging power of standard Level 2 EV chargers. The platform provides access control, metering, data recording, and communications for basic non-networked Level 2 charging stations. In addition to the ability to remotely monitor and control charging, LAT's system can also manage load balancing. The property owners will also be eligible to receive Low Carbon Fuel Standard Credits from the State of California through LAT's LCFS credit aggregation platform.

About Liberty Access Technologies

Liberty specializes in access control systems for electric vehicle charging in the parking industry, fleet EV, and multi-tenant dwellings. LAT’s patented Synchronous Code Generation technology enables secure charging without expensive networks, and the Hydra Multi EVSE Control system enables cost-effective large-scale EV charging solutions for workplaces and multi-tenant dwellings. Our mission is to use our patented technology to enable our customers to control access, costs, and carbon emissions via our "grid-aware" and “carbon-friendly” technology.

Find out more at www.libertyaccesstechnologies.com or invest in Liberty here

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Charles S. SE OWNER 35 INVESTMENTS 2 days ago
I see this raise is set to end in 8 days. Just curious what's next? How much of a runway do you have and what are your future plans for additional funding sources? Thanks.
0 View 1 reply

Jerry C. 1 INVESTMENT 8 days ago
Does this technology apply on only school buses or buses in general? I want to see the big picture in the future or Goal you heading at.
1 View 1 reply

ratsamy b. SE OWNER 7 INVESTMENTS 8 days ago
Hello, I understand Liberty Access are not available to the public for charging. Can you explain why not made available to the public ? Thank you.
2 View 1 reply

Daniel K. 4 INVESTMENTS 19 days ago
Palm Energy does not have a working prototype. Will Liberty be building and doing the R&D work on the solar chargers? Does Palm have patents Liberty can rely on? Thank you
0 View 1 reply

Jairus M. 14 INVESTMENTS 2 months ago
I am a investor of this company and wanted to know do the company plan to trade on the stock market in the future?
0 View 1 reply

William O. 7 INVESTMENTS 2 months ago
Please explain how you compare to ChargePoint and EVGo. If I'm correct, you are not competing directly with them, since they primarily provide public charging. It seems like you are focusing on a niche area of fleet charging, including public works and utility companies, school buses, shuttles, municipal buses, etc. In what ways are you cooperating or partnering with ChargePoint and EVGo? IN other words... what makes Liberty & its Hydra technology unique to the EV charging industry?
3 View 1 reply

bryian t. 37 INVESTMENTS 2 months ago
Any plan to increase the diversity in your team in the coming future?
0 View 1 reply

Sylvester R. SE OWNER 20 INVESTMENTS 2 months ago
I am extremely happy that your business is making a difference so far. I am wondering how is my investment and do I need to open an account with the company in order to check my investment?
1 View 1 reply

ratsamy b. SE OWNER 7 INVESTMENTS 5 months ago
when will my card be charged after joining the waitlist?
2 View 1 reply

Scott P. 4 INVESTMENTS 5 months ago
What is your annual revenue?
1 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Animation #1

Getting our kids off to school in a COVID19 world may look a little different

Parents will likely have to verify their children are symptom free before sending them off to school

myTempie is a simple way to verify the body temperature of children or others under our care.

myTempie uses a harmless infrared device to take a photo and the temperature of your child or any other person in your care.

myTempie then transfers the information to the school or nurse facility providing care or requiring health authentication.

Animation #2

As we return to work after COVID19, things are going to be different. We will be required to show we are healthy and symptom-free to go to school, travel, shop and go to work

myTempie is a free, simple way to verify your body temperature

myTempie uses a noncontact sensor to take your temperature automatically along with your selfie.

CLICK sound w/ photo grab.

myTempie then transfers the information to your workplace, school, family or any party needed to confirm your ability to enter

----

"I founded Liberty in the belief that the best way to reduce carbon emissions is with electric vehicles, and now I want to focus on school buses.

Liberty Access Technologies is poised to play a key role in the electrification of urban transport.

This Hydra is fully occupied with ten meters managing ten electric vehicle chargers lined up here in the parking lot

We let fleet owners and multi-vehicle sites centralize management of chargers, usage, and ultimately their carbon footprint.

What could be better for society than renewables? Solar, wind, and hydro, evolving transportation into something sustainable?

Liberty already supports the rapidly growing electric vehicle industry. Now we're building systems and insights that maximize real time carbon savings.

We're going to lead the movement to electrify school buses. This is a great target for us.

School buses represent the largest mass transit fleet in the nation. There's a lot of work to be done in this area.

Electric school bus charging infrastructure will improve the overall environment, and more immediately, the health of our children. It's our logical next step.

Listen, our charging stations are used across the nation. They're in apartment buildings, workplaces, municipal locations.

They provide owners with centralized management, which is great!

School bus electrification demands new solutions. This is just the start. This whole process is just beginning. Are you up for it? Climb on board, the bus is leaving."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "LIBERTY PLUGINS, INC.", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF SEPTEMBER, A.D. 2009, AT 5:23 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

SECRETARY'S OFFICE 1793 DELAWARE 1865

Jeffrey W. Bullock, Secretary of State

4731109 8100

090857373

AUTHENTICATION: 7528376

DATE: 09-15-09

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:23 PM 09/15/2009
FILED 05:23 PM 09/15/2009
SRV 090857373 - 4731109 FILE

CERTIFICATE OF INCORPORATION
OF
LIBERTY PLUGINS, INC.

ARTICLE I
NAME

The name of the corporation (hereinafter referred to as the "Corporation") is:

Liberty PlugIns, Inc.

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Delaware 19904. The name of its registered agent at that address is National Registered Agents, Inc.

ARTICLE III
PURPOSE

The purpose of this Corporation is to engage in any lawful act, activity, or business for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV
CAPITAL STOCK

The aggregate number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 150,000,000 non-assessable shares, of which 100,000,000 shares shall be designated as common stock with a par value of $0.0001 per share (the "Common Stock"), and 50,000,000 shares shall be designated as preferred stock with a par value of $0.0001 (the "Preferred Stock"). The Preferred Stock may be issued from time to time in series, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, qualification, limitations or restrictions thereof as shall be stated and expressed in the resolution of resolutions providing for the issuance of such Preferred Stock and adopted by the Board of Directors pursuant to the authority granted herein.

ARTICLE V
BOARD OF DIRECTORS

The business and affairs of the Corporation shall be managed by and under the direction of the board of directors of the Corporation ("Board of Directors"), and the directors need not be elected by written ballot unless required by the bylaws of the Corporation ("Bylaws"). The number of directors of the Corporation shall be such number as from time to time shall be fixed by, or in the manner provided in, the Bylaws of the Corporation. In furtherance of, and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend, alter, and repeal Bylaws of the Corporation.

Upon the filing of this Certificate of Incorporation, the powers of the sole incorporator shall terminate. The name and mailing address of the persons who shall serve as the directors of this Corporation until the first annual meeting of the stockholders of the Corporation, or until their respective successor is elected and qualified, are:

Name	Address
Chris Outwater	1482 East Valley Road Suite 329 Santa Barbara, CA 93108
Mary Ellen Outwater	1482 East Valley Road Suite 329 Santa Barbara, CA 93108

ARTICLE VI
AMENDMENT

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation in the manner now or hereinafter prescribed by the laws of the State of Delaware. All rights, powers, privileges, and discretionary authority granted or conferred herein upon the stockholders or directors of the Corporation are granted or conferred subject to this reservation.

ARTICLE VII
INDEMNIFICATION AND LIMITATION OF LIABLITY

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duties as director of the Corporation, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts and omissions not in good faith or which involves intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, or any successor thereto, or (iv) for any transaction from which the director derives an improper personal benefit. If the Delaware General Corporation Law is amended after the filing of this Certificate of Incorporation of which this Article X is a part to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

The Corporation shall indemnify to the full extent permitted by law any person who is made, or threatened to be made, a party to any action, suit, or proceeding (whether civil, criminal, administrative, or investigative) by reason of the fact that he or she is or was a director or officer of the Corporation or serves or served as an director or officer of any other enterprises at the request of the Corporation.

Any repeal or modification of the foregoing paragraphs of this Article X by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VIII
MEETINGS

Meetings of the stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide.

ARTICLE IX
INCORPORATOR

The name and mailing address of the sole incorporator is Robert B. Macaulay, c/o Carlton, Fields, P.A., 100 SE Second Street, Suite 4000, Miami, Florida 33131.

The undersigned incorporator hereby acknowledges that the foregoing certificate is his act and deed and that the facts herein are true.

Dated: September 15, 2009.

Robert B. Macaulay
Robert B. Macaulay
Incorporator